U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION
(Name of subject company issuer)
EMULEX CORPORATION
(Name of filing persons, offeror)
Options to Purchase Common Stock, Par Value $0.10 Per Share
and related Preferred Stock Purchase Rights
(Title and Class of Securities)
292475 20 9
(CUSIP Number of Class of Securities of Underlying Common Stock)
Randall G. Wick, Esq.
Senior Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,846,523	$270.44

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,829,881shares of common stock (and related preferred stock purchase rights) of Emulex Corporation, having an aggregate value of $4,846,523 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of May 27, 2009.

**	$55.80 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Advisory # 5 for Fiscal Year 2009, effective March 16, 2009.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: Not applicable
Filing Party: Not applicable
Form or Registration No.: Not applicable
Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
     The information set forth under “Summary of Terms” in the Offer to Exchange, dated June 15, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the subject company is Emulex Corporation, a Delaware corporation (“Emulex” or the “Company”). The address of the Company’s principal executive offices is 3333 Susan Street, Costa Mesa, California 92626 and its telephone number is (714) 662-5600.
     (b) Securities. This tender offer statement on Schedule TO relates to an offer by Emulex (the “Offer”) to its eligible employees holding outstanding options to purchase the Company’s common stock granted with exercise prices greater than or equal to $14.11 (“Eligible Options”). The Offer is for holders to cancel their Eligible Options in exchange for restricted stock units issued under the Company’s 2005 Equity Incentive Plan on the terms and conditions set forth in the Offer. As of the close of business on May 27, 2009, 82,945,411 shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”), and Eligible Options to purchase 5,829,881 shares of Common Stock, were outstanding.
     The Offer is open to all employees of Emulex and its subsidiaries (other than members of its Board of Directors, its Securities and Exchange Act Section 16 officers and its consultants), provided that such persons remain employed with or in service to Emulex at all times up to and through the date the Eligible Options are cancelled. The number of restricted stock units to be granted will be based on the exchange ratios set forth in Section 1 of the Offer. The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of Restricted Stock Units”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) is incorporated herein by reference.
     (c) Trading Market and Price. There is no established trading market for the Eligible Options. The securities underlying the Eligible Options are shares of our Common Stock. Our Common Stock is quoted on the New York Stock Exchange under the symbol “ELX”. The information set forth in the Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Persons.
     (a) The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Appendix A: Information About the Directors and Executive Officers of Emulex” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election; Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of Restricted Stock Units”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of this Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and Appendix B (“Options Beneficially Owned by Our Directors and Executive Officers”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer under “Summary of Terms” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer under Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of Restricted Stock Units”) and Section 10 (“Status of Options Acquired by the Company in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer under Section 2 (“Purpose of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 11(“Broadcom Tender Offer”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer under Section 6 (“Conditions of this Offer”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and on Appendix A of the Offer (“Information about the Directors and Executive Officers of Emulex”) and Appendix B (“Options Beneficially Owned by Our Directors and Executive Officers”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”), and on Appendix A of the Offer (“Information about the Directors and Executive Officers of Emulex”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. Not applicable.
Item 10. Financial Statements.
     (a) Financial Information. The financial information included in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2008, filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2008, including all materials incorporated by reference therein, is incorporated herein by reference. The financial information included in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009, filed with the SEC on April 29, 2009, is incorporated herein by reference. The information set forth in the Offer under Section 16 (“Additional Information”) and Section 17 (“Financial Statements”) is incorporated herein by reference. Our SEC filings, including the abovementioned Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, can be accessed electronically, free of charge, on the SEC’s website at http://www.sec.gov.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits.
     See Index of Exhibits below.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009	EMULEX CORPORATION
/s/ James M. McCluney
JAMES M. MCCLUNEY
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated June 15, 2009.
99.(a)(1)(B)	Form of Letter Accompanying Distribution of the Offer.
99.(a)(1)(C)	Form of Election Form.
99.(a)(1)(D)	Form of Withdrawal Form.
99.(a)(1)(E)	Form of Confirmation of Receipt Emails.
99.(a)(1)(F)	Form of Reminder Emails.
99.(a)(1)(G)	Form of Email Reporting Results to Tendering Option Holders.
99.(a)(1)(H)	Emulex Corporation Annual Report on Form 10-K for its fiscal year ended June 29, 2008, filed with the Securities Exchange Commission on August 20, 2008 and incorporated herein by reference.
99.(a)(1)(I)	Emulex Corporation Quarterly Report on Form 10-Q for its quarter ended March 29, 2009, filed with the Securities Exchange Commission on April 29, 2009 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	Amended and Restated 2005 Equity Incentive Plan, filed as Appendix A to Emulex Corporation’s Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, filed with the Securities Exchange Commission on October 14, 2008 and incorporated herein by reference.
99.(d)(2)	Form of Notice of Grant of Restricted Stock Units under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.3 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(3)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.4 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(4)	Form of Appendix to the Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement, and Nonqualified Stock Options Agreement for Change in Control Retention Plan Participants or Employees Covered by a Key Employee Retention Agreement under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.5 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(5)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.6 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(6)	Form of Appendix to Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.7 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.